Aaidebook Holdings, Inc.



ANNUAL REPORT

1960 NE 47th St STE 100

Ft Lauderdale, FL 33308

0

https://aaidebook.com/

This Annual Report is dated April 19, 2024.

BUSINESS

Company Overview

Aaidebook is a forward-thinking provider of home healthcare services, specializing in the delivery of personalized and skilled care directly to the residences of our clients. Aaidebook enters the healthcare sector with a dual-fold mission: to address the imperative challenge of ensuring the seamless delivery of home healthcare. Despite the pressing demand for efficient care management, this industry remains fragmented and riddled with operational inefficiencies. Our comprehensive solution incorporates Software-as-a-Service ("SaaS") technology to optimize the operations of care providers, thereby bringing a sense of order to what is currently a chaotic landscape. We firmly believe that this approach represents the solution to a significant problem that profoundly impacts countless lives.

Additionally, our organization functions as a healthcare provider, offering in-home nursing and caregiver services tailored to elderly and ailing individuals. Our overarching mission is to empower senior citizens to maintain their residences rather than relocate to nursing homes, ensuring they receive the essential care needed for healthier and more fulfilling lives.

We are deeply committed to enhancing these services through the strategic deployment of technology. To this end, we have developed our proprietary software, known as "OnTime ITS," which we believe has demonstrated its efficacy in optimizing our operations. Recognizing the success of this software internally, we have expanded our horizons by extending licensing opportunities to other companies operating in the senior care and medical staffing sectors. We think this initiative will enable us to share our technological advancements and further enhance the quality of care provided to those in need.

Corporate Structure

HHC IT Solutions Inc ("HHC") was incorporated on October 13, 2017, in the state of Delaware. HHC holds the OnTime ITS software. Karl Pierre owned 100% of HHC common stock.

Aaidebook Inc ("Aaidebook Florida") was incorporated on February 17, 2020, in the state of Florida. Aaidebook Florida is the operating entity for homecare services. Karl Pierre owned 100% of Aaidebook Florida common stock.

Aaidebook Holdings, Inc. was incorporated in Delaware on September 28, 2023, as a holding company. Karl Pierre exchanged all of his shares of common stock of HHC and Aaidebook Florida in exchange for 4,640,000 shares of common stock of Aaidebook Holdings, Inc. After the share exchange, Aaidebook Holdings, Inc. owns 100% of the common stock of both HHC and Aaidebook Florida.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,640,000

Use of proceeds: Founder Issuance

Date: September 28, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $460,706 compared to $808,935 in fiscal year 2022.

The 75.6% increase in revenue is attributable to patient census growth in the home healthcare services and increased software sales for OnTime ITS.

Cost of sales

Cost of Sales for fiscal year 2021 was $329,402 compared to $641,187 in fiscal year 2022.

The 94.7% increase in cost of sales is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services.

Gross profits

Gross margins for fiscal year 2021 were $123,569 compared to $121,748 in fiscal year 2022.

The 1.5% decrease in gross profits is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services to reduce the administrative burden created by providing skilled services.

Expenses

Expenses for fiscal year 2021 were $572,367 compared to $377,152 in fiscal year 2022.

The 34.2% decrease in expenses is attributable to patient census growth in the home healthcare services concentrated mostly in personal care. In 2021 more services were skilled services and in 2022 the company opted to concentrate on personal care services to reduce administrative burden created by providing skilled services. Resulting in $195,485 expense reduction.

Historical results and cash flows:

The Company is currently in the Growth stage and generating revenue. We are of the opinion that the historical cash flows are not indicative of the revenue and cash flows expected for the future because administrative & overhead expenses do not increase at the same ratio as cost of service to revenue. Past cash was primarily generated through skilled home healthcare services with a shift to increased personal care services. Our goal is to increase revenue and cash flow through onboarding and managing more personal care clients and software users. The company believes that future cash flow will increase with continued revenue growth and adjustments in administration as demonstrated in the company's financial statements. The increase in revenue combined with the decrease in expenses means improved cash flow.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $30,186.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

$27,000/ Business Credit Card Balance - 12/31/2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Karl Pierre

Karl Pierre's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Chief Executive Officer, Principal Accounting Officer and Director

Dates of Service: February, 2020 - Present

Responsibilities: Karl is the Co-Founder, Chief Executive Officer, Principal Accounting Officer of Aaidebook, responsible for the executing company goals. Karl does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Entp Life

Title: Owner

Dates of Service: May, 2020 - Present

Responsibilities: Social Media Marketing

Other business experience in the past three years:

Employer: Wage Parity Planning

Title: Consultant

Dates of Service: January, 2015 - Present

Responsibilities: Consulting Compensation & Benefits planning for NY based home care agencies.

Other business experience in the past three years:

Employer: Avalanche Care Inc

Title: CEO

Dates of Service: January, 2001 - June, 2021

Responsibilities: CEO & Administrator for a NY based home healthcare company

Other business experience in the past three years:

Employer: Passive Workforce

Title: Co-Founder, Consultant, and Mentor

Dates of Service: September, 2022 - Present

Responsibilities: I function as a medical staffing consultant providing one on one coaching, web based webinars, and support for entrepreneurs working in the medical staffing industry.

Other business experience in the past three years:

Employer: Solis Spaces

Title: Co-Founder

Dates of Service: December, 2021 - December, 2022

Responsibilities: Secure office space, design, and manage renovations for use as co-working spaces in New York City.

Name: Laura Velasco Perez

Laura Velasco Perez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Human Resources Director, Secretary, Co-Founder

Dates of Service: February, 2020 - Present

Responsibilities: Laura plans, leads, directs, develops, and coordinates the policies, activities, and staff of the Human Resource department, ensuring legal compliance and implementation of the mission and talent strategy. Laura Does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Avalanche Care

Title: Compensation Specialist

Dates of Service: August, 2016 - February, 2022

Responsibilities: Help to create plan of company benefits, such as compensation packages, insurance providers and options, and company retirement plan as well as distribute the information among the employees

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Karl Pierre

Amount and nature of Beneficial ownership: 4,640,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,200,000 of Common Stock.

Common Stock

The amount of security authorized is 7,500,000 with a total of 5,800,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The amount outstanding of 5,800,000 includes 1,160,000 issued but unexercised stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Aaidebook Holdings Inc was formed on September 28th 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aaidebook Holdings Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Aaidebook Holdings Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Stroke of Pen Risk Disclosure for Home Healthcare Services The Company acknowledges the inherent risks associated with the transition from Fee-for-Service (FFS) to the Patient-Driven Groupings Model (PDGM) in government pricing models for home healthcare services. These "Stroke of Pen Risks" are regulatory changes that can significantly impact reimbursement rates and operational processes with minimal notice. Under PDGM, reimbursement shifts away from volume-based models to focus on patient characteristics and outcomes. Key risk factors include financial uncertainty due to reimbursement rate changes, operational adjustments, fluctuations in patient classification affecting reimbursement, billing complexities with 30-day billing periods, and the need for rigorous regulatory compliance. To mitigate these risks, The Company will closely monitor CMS updates, adapt budgeting, seek revenue diversification, invest in staff training and technology, ensure accurate coding, enhance billing and coding processes, establish a compliance team, and enforce regulatory adherence. Despite these challenges, The Company remains committed to providing exceptional care while safeguarding financial stability. We will adapt strategies as needed to address Stroke of Pen Risks and maintain our commitment to quality patient care. Risk Disclosure for Minimum Wage Changes Impacting Healthcare Workers The company acknowledges the risks associated with minimum wage changes, both at the state and federal levels, affecting healthcare workers. These changes can lead to increased labor costs, deviating from historical baselines. Wage parity laws, aimed at ensuring equitable pay among healthcare workers, may further contribute to short-term cost fluctuations. Key risk factors include mandated wage increases, wage parity laws, and delayed reimbursement rate adjustments in response to wage changes. To mitigate these risks, the company will continuously monitor legislative changes, adjust budgeting to account for wage increases, engage in proactive negotiations for timely reimbursement rate adjustments, and explore workforce optimization strategies. Our commitment is to provide high-quality healthcare services while maintaining financial stability, even when facing regulatory changes impacting labor costs. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 19, 2024.

Aaidebook Holdings, Inc.

By   /s/ *Karl Pierre*

      Name: Aaidebook Holdings Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, **Karl Pierre**, the **Chief Executive Officer** of **Aaidebook Holdings Inc**, hereby certify that the financial statements of **Aaidebook Holdings Inc** and notes thereto for the periods ending **2022** and **2023** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2023** the amounts reported on our tax returns were total income of **$1,037,132**; taxable income of **$-142,872** and total tax of **$0.**

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 6 2024.



Chief Executive Officer
4/8/2024

Combined Balance Sheet Aaidebook Inc And HHC IT Solution Inc						
	Aaidebook Inc	Aaidebook Holding	HHC IT Solutions	Elimination	Combined	
ASSETS	**2023**	**2023**	**2023**	**2023**	**2023**	
Cash Equivalent	**$ 8,234.56**	**$ 18,195.00**	**$ 3,756.64**	**$ -**	**$ 30,186.20**	**$ (0.00)**
Accounts Receivable	**$ 78,495.54**	**$ -**	**$ 323.00**	**$ -**	**$ 78,818.54**	**$ -**
Short Term Debit	**$ 399.33**	**$ 29,000.00**	**$ 8,044.00**	**$ -**	**$ 37,443.33**	**$ -**
Long Term Debit	**$ 221,200.00**	**$ -**	**$ -**	**$ -**	**$ 221,200.00**	**$ -**
Total Assets	**$ 308,329.43**	**$ 47,195.00**	**$ 12,123.64**	**$ -**	**$ 367,648.07**	**$ 0.00**
LIABILITIES & EQUITY					**$ -**	**$ -**
Accounts Payable	**$ 133,168.42**	**$ -**	**$ 7,899.81**	**$ -**	**$ 141,068.23**	**$ (0.00)**
Short Term Debit	**$ 27,700.00**	**$ -**	**$ -**	**$ -**	**$ 27,700.00**	**$ -**
Long Term Debit	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
TOTAL LIABILITIES	**$ 160,868.42**	**$ -**	**$ 7,899.81**	**$ -**	**$ 168,768.23**	**$ (0.00)**
Equity					**$ -**	**$ -**
Capital Stock	**$ 718,135.89**	**$ 47,195.00**	**$ 10,021.77**	**$ -**	**$ 775,352.66**	**$ 0.00**
Retained Earnings	**$ (453,073.14)**	**$ -**	**$ 21,421.78**	**$ -**	**$ (431,651.36)**	**$ 0.00**
Net Income	**$ (117,601.74)**	**$ -**	**$ (27,219.72)**	**$ -**	**$ (144,821.46)**	**$ (0.00)**
Total Equity	**$ 147,461.01**	**$ 47,195.00**	**$ 4,223.83**	**$ -**	**$ 198,879.84**	**$ 0.00**
TOTAL LIABILITIES & EQUITY	**$ 308,329.43**	**$ 47,195.00**	**$ 12,123.64**	**$ -**	**$ 367,648.07**	**$ 0.00**
	$ -	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

Combined Profit and Loss						
Revenue					**$ -**	**$ -**
Total Income	**$ 957,461.53**	**$ -**	**$ 79,671.68**	**$ -**	**$ 1,037,133.21**	**$ (0.00)**
COGS	**$ 819,445.05**	**$ -**	**$ 28,072.59**	**$ -**	**$ 847,517.64**	**$ (0.00)**
GM	**$ 138,016.48**	**$ -**	**$ 51,599.09**	**$ -**	**$ 189,615.57**	**$ (0.00)**
Overhead Cost	**$ 182,669.25**	**$ -**	**$ 56,838.01**	**$ -**	**$ 239,507.26**	**$ 0.00**
Administration Cost	**$ 136,629.08**	**$ -**	**$ 21,980.80**	**$ -**	**$ 158,609.88**	**$ (0.00)**
Other Income / Exp	**$ 63,680.11**	**$ -**	**$ -**	**$ -**	**$ 63,680.11**	**$ -**
Net Income	**$ (117,601.74)**	**$ -**	**$ (27,219.72)**	**$ -**	**$ (144,821.46)**	**$ (0.00)**
	$ -	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

Certified By:

Karl Pierre CEO

Statement of Cash Flows
January through December 2023

	Aaidebook Inc	Aaidebook Holding	HHC IT Solutions	Combined
OPERATING ACTIVITIES				
Net Income	$ (117,602)	$ -	$ (27,220)	$ (144,821)
Adjustments to reconcile Net Income				$ -
to net cash provided by operations:				$ -
11000 · Accounts Receivable NY	$ (24,035)			$ (24,035)
11000 · Accounts Receivable	$ -		$ 6,054	$ 6,054
12000 · Corporation Tax			$ 503	$ 503
14000 · Advance to Employee	$ (200)			$ (200)
Chase Credit Card	$ 712			$ 712
20000 · Accrue Liability Reserve	$ -	$ -	$ 7,900	$ 7,900
20100 · Account Payable Other	$ 2,269			$ 2,269
24000 · Payroll Liabilities.:24001 · Payroll Liabilities Beth	$ 17,392			$ 17,392
24000 · Payroll Liabilities.:24002 · Payroll Liabilities	$ 38,921			$ 38,921
24000 · Payroll Liabilities.:24020 · Workers Compensation NY	$ (22,622)			$ (22,622)
24000 · Payroll Liabilities.:24120 · Grant Benefits Solutions	$ 8,476			$ 8,476
24000 · Payroll Liabilities.:24200 · PTO	$ 12,970			$ 12,970
24400 · Deposit Refundable:24401 · Deposit Refundable Lascaze Perp	$ 1,200			$ 1,200
25000 · Loan - Karl Pierre	$ (112,276)		$ (10,022)	$ (122,297)
25100 · Loan Aaidebook Holding INC	$ 25,000	$ (25,000)		$ -
25200 · Loan ACREI LLC	$ (96,500)			$ (96,500)
25400 · Loan Avalanche Care	$ (216,000)			$ (216,000)
Net cash provided by Operating Activities	$ (482,293)	$ (25,000)	$ (22,785)	$ (530,078)
INVESTING ACTIVITIES				$ -
17210 · Accumulated Depreciation:17211 · IT Equipment Accu. Depreciation	$ 999	$ -	$ -	$ 999
18000 · Beverly Home Health Care, INC	$ (50,000)	$ -	$ -	$ (50,000)
18001 · Lincesed home care (LHCSA)	$ (80,000)	$ -	$ -	$ (80,000)
Net cash provided by Investing Activities	$ (129,001)	$ -	$ -	$ (129,001)
FINANCING ACTIVITIES				$ -
30100 · Capital Stock:30101 · Owner Contribution K. Pierre	$ 618,136	$ 32,745	$ 10,022	$ 660,903
Net cash provided by Financing Activities	$ 618,136	$ 32,745	$ 10,022	$ 660,903
Net cash increase for period	$ 6,842	$ 7,745	$ (12,763)	$ 1,823
Cash at beginning of period	$ 1,393		$ 24,006	$ 25,399
Cash at end of period	$ 8,235	$ 7,745	$ 11,243	$ 27,222

AAIDEBOOK, INC.

COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aaidebook Inc.
Fort Lauderdale, Florida

We have reviewed the accompanying combined financial statements Aaidebook Inc. (the "Company,"), which comprise the combined balance sheet as of December 31, 2022 and December 31, 2021, and the related combined statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these Combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Combined financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 10, 2023
Los Angeles, California

AAIDEBOOK INC.
COMBINED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	25,399	$	40,368
Acccounts Receivable, net		60,871		43,371
Prepaids and Other Current Assets		88,561		131,000
Total Current Assets		**174,831**		**214,739**
Property and Equipment, net		1,198		2,418
Right-of-Use Asset		41,974		-
Security Deposit		3,700		6,272
Total Assets	$	**221,703**	$	**223,429**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	35,287	$	34,559
Due to Related Parties		-		1,000
Other Current Liabilities		39,763		21,948
Total Current Liabilities		**75,049**		**57,507**
Lease Liability		41,974		-
Total Liabilities		**117,023**		**57,507**
STOCKHOLDERS EQUITY				
Common Stock		536,297		351,704
Retained Earnings/(Accumulated Deficit)		(431,618)		(185,782)
Total Stockholders' Equity		**104,680**		**165,922**
Total Liabilities and Stockholders' Equity	$	**221,703**	$	**223,429**

See accompanying notes to financial statements.

AAIDEBOOK INC.

COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 808,935	$ 460,706
Cost of Goods Sold	641,187	329,402
Gross profit	167,748	131,304
Operating expenses		
General and Administrative	410,117	572,367
Total operating expenses	410,117	572,367
Operating Income/(Loss)	(242,369)	(441,063)
Interest Expense	5,305	-
Other Loss/(Income)	(1,838)	(420,307)
Income/(Loss) before provision for income taxes	(245,836)	(20,755)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (245,836)**	**$ (20,755)**

See accompanying notes to financial statements.

AAIDEBOOK INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount				
Balance—December 31, 2020	1,000	$ 323,776	$	(165,026)	$	158,749
Capital Contribution		27,928				27,928
Net income/(loss)				(20,755)		(20,755)
Balance—December 31, 2021	1,000	351,704	$	(185,782)	$	165,922
Capital Contribution	-	184,593				184,593
Net income/(loss)				(245,836)		(245,836)
Balance—December 31, 2022	**1,000**	**$ 536,297**	**$**	**(431,618)**	**$**	**104,680**

See accompanying notes to financial statements.

AAIDEBOOK INC.
Combined Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(245,836)	$	(20,755)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,220		957
Changes in operating assets and liabilities:				
Acccounts receivable, net		(17,500)		(43,371)
Prepaids and Other Current Assets		42,439		(43,354)
Credit Cards		727		10,420
Other Current Liabilities		17,815		21,948
Security Deposit		2,572		(3,900)
Net cash provided/(used) by operating activities		**(198,563)**		**(78,055)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(1,449)
Net cash provided/(used) in investing activities		**-**		**(1,449)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		184,593		27,928
Due to Related Parties		(1,000)		1,000
Net cash provided/(used) by financing activities		**183,593**		**28,928**
Change in Cash		(14,970)		(50,576)
Cash—beginning of year		40,368		90,944
Cash—end of year	$	**25,399**	$	**40,368**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,305	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

AAIDEBOOK INC.
COMBINED NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Aaidebook Inc. was incorporated on February 17, 2020 in the state of Florida, whereas HHC IT Solution Inc was incorporated in the state of Delaware. Both companies are fully owned by Karl Pierre. On September 28, 2023, the holding company Aaidebook Holdings, Inc., and it will be a holding Company to both Aaidebook Inc shares, and HHC IT solutions. The Combined financial statements of Aaidebook Inc. and HHC IT Solution (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, Florida.

Aaidebook Inc, operating under the name "Aaidebook," is a forward-thinking home healthcare agency that stands at the intersection of technology and compassionate care. Specializing in serving the elderly and individuals with chronic illnesses, Aaidebook is more than just a healthcare provider; it's a holding company with a broader mission. Aidebook doesn't limit itself to direct patient care alone. Instead, it owns various technology and home care provider assets, skillfully managing these resources to fulfill a more profound mission. At the heart of this mission is a commitment to reducing unnecessary hospitalizations, containing healthcare costs, and improving the IT infrastructure for the entire home healthcare and medical staffing industry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
IT Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Aaidebook Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering personalized and comprehensive home healthcare services to elderly and those with chronic illnesses through OnTime ITS, a robust Software as a Service (SAAS) platform.

Cost of sales

Costs of goods sold include the cost of providing services by health and hospital companies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the Combined balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed combined balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 46,262	$ 46,262	$ 46,262
Liabilities				
Current portion of lease obligat	-	26,831	26,831	$ 26,831
Lease obligation	-	19,431	19,431	$ 19,431
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivable and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Lincesed home care (LHCSA) deposit	87,500	87,500
Integrated Billing Claim		43,500
Corporation Tax	1,061	-
Total Prepaids and Other Current Assets	$ 88,561	$ 131,000

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued payable	39,763	-
Payroll Liabilities	-	130
Tax Credit	-	21,818
Total Other Current Liabilities	$ 39,763	$ 21,948

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
IT Equipment	$ 3,660	$ 3,660
Property and Equipment, at Cost	**3,660**	**3,660**
Accumulated depreciation	(2,462)	(1,242)
Property and Equipment, Net	$ 1,198	$ 2,418

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,220 and $957, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 shares of stock at no par value. As of December 31, 2022, and December 31, 2021, 1,000 shares have been issued and are outstanding.

6. DEBT

Lease

On May 17, 2021, the Company Aaidebook Inc. entered into a lease agreement to rent business premises located at Fort Lauderdale, Florida. The lease period expiring in 2024. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 46,262
Additions	$ -
Lease payments	(4,288)
Balance at end of period	$ 41,974

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022	
2023	$	27,280
2024		14,693
2025		-
2026		-
2027		
Thereafter		-
Total	$	41,974

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(62,568)	$	(121,795)
Valuation Allowance		62,568		121,795
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022		2021	
Net Operating Loss	$	(226,375)	$	(163,807)
Valuation Allowance		226,375		163,807
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $889,211, and the Company had state net operating loss ("NOL") carryforwards of approximately $889,211. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the combined financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

In the fiscal year 2021, the company Aaidebook Inc. received $1,000 from related company ENTP LIFE (owned by Karl Pierre). The loan was paid off completely in 2022.

9. COMMITMENTS AND CONTINGENCIES

Operating lease

On July 1, 2022, the company entered into a lease agreement with 21247 Jamaica Avenue Realty Corp to rent premises in New York. The rental agreement ended on July 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 8,400
2024	-
2025	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 8,400**

Rent expenses were in the amount of $20,274 and $1,400, as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 10, 2023, which is the date the combined financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these combined financial statements.

11. GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $242,369, an operating cash flow loss of $198,563, and liquid assets in cash of $25,399, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the Combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying combined financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

    I, Karl Pierre, Principal Executive Officer of Aaidebook Holdings, Inc., hereby certify that the financial statements of Aaidebook Holdings, Inc. included in this Report are true and complete in all material respects.

Karl Pierre

CEO